Exhibit 99.1

THE GROWHUB LIMITED Signs MoU with the Government of the Republic of Srpska to Pursue ESG Initiatives and Traceability Solution Implementation

SINGAPORE, September 9, 2025 – THE GROWHUB LIMITED (NASDAQ: TGHL) (“The GrowHub” or the “Company”), a Singapore-based company leveraging blockchain technology to enhance product traceability and authenticity, announced it has signed a Memorandum of Understanding (“MoU”) with the Government of the Republic of Srpska (Republic of Srpska, Bosnia, and Herzegovina) to pursue Environmental, Social, and Governance (“ESG”) initiatives, including the development and implementation of traceability projects.

Under the MoU, The GrowHub and the Government of the Republic of Srpska will collaborate to support their ESG initiatives through the development and deployment of the Company’s traceability and sustainability solutions. Building on the Company’s expertise in designing supply chain traceability and verification systems, The GrowHub is now applying its technology to address a critical challenge in the carbon markets - transparent and efficient monitoring of nature-based carbon projects such as reforestation and forest preservation. As part of the partnership, The GrowHub will provide its supply chain traceability platform, AI data analytics tools, carbon management and tracking systems, and digital asset solutions. The GrowHub is looking at bringing  innovations to drive and boost the carbon project development potentials in the Government of the Republic of Srpska.

The GrowHub Chief Executive Officer Lester Chan commented: “Government partnerships have consistently been the backbone of our business and growth strategies. The trust shown by government entities globally in adopting our technology is a testament to the reliability of our solutions and their alignment with the ESG goals that many nations are striving towards. Our successful Nasdaq listing has opened new avenues for us to deepen these relationships through larger, and more impactful opportunities for The GrowHub. This new partnership with the Republic of Srpska marks a significant step forward in our global journey to support governments in building a more transparent, efficient, and sustainable future.”

About THE GROWHUB LIMITED

The GrowHub Limited is a Singapore-based company specializing in enhancing product traceability and authenticity within supply chains through its proprietary blockchain technology platform. GrowHub offers solutions such as blockchain traceability, anti-counterfeit measures, and carbon management to promote transparency and sustainability. GrowHub’s business comprises three main divisions: the GrowHub Platform, a revolutionary traceability blockchain technology solution, product trading facilitation offering, and IT professional services. For more information, visit https://thegrowhub.co/.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and THE GROWHUB LIMITED specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TGHL@gateway-grp.com